UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File No. 001-39974

WEST FRASER TIMBER CO. LTD.

(Translation of registrant’s name into English)

501- 858 Beatty Street

Vancouver, British Columbia

Canada V6B 1C1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATED BY REFERENCE

Exhibit 99.1 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form S-8 of West Fraser Timber Co Ltd. (File No. 333-252631).

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated February 9, 2021

99.2	First Amending Agreement To 2020 Credit Agreement dated February 1, 2021

99.3	Second Amending Agreement To 2017 Credit Agreement dated February 1, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2021

WEST FRASER TIMBER CO. LTD.

/s/ Chris Virostek
Chris Virostek
Vice-President, Finance and Chief Financial Officer